Contact

www.linkedin.com/in/duncansham
(LinkedIn)
www.appmail.co/ (Company)
www.duncansham.com (Personal)

Top Skills

Photoshop

Illustrator

InDesign

Languages

Cantonese

English (Native or Bilingual)

Duncan Sham

Founder & Product Manager at AppMail
Queens County, New York, United States

Summary

Duncan Sham is a product manager and the founder of AppMail, an interactive email company that helps businesses increase conversions, engagement, and revenue.

As a problem solver at heart, Duncan is driven to create innovative experiences that address pain points and drive results. He places a premium on user research to inform his design decisions, believing that great products are built with a deep understanding of users. Through his work at AppMail, Duncan is committed to delivering exceptional products that help businesses achieve their marketing goals.

Experience

AppMail
Co-founder / Product Manager
January 2016 - Present (8 years 1 month)
Greater New York City Area

Duncan is not just a product manager, he's a driving force behind the development of our interactive email product. From the very beginning, he's been at the forefront of every aspect of the product, from UI/UX design to feature planning and creating the roadmap for the future. His ability to see the bigger picture while still focusing on the details ensures that our product is both functional and beautiful.

But it's not just about creating a great product - Duncan is deeply invested in making sure our clients get the most out of their experience with AppMail. He works closely with them to understand their objectives and KPIs, and ensures that our product meets and exceeds their expectations. With his guidance, our clients have seen a significant increase in engagement and revenue, making AppMail the go-to solution for their email marketing needs.

Vault49

Senior Designer

February 2008 - July 2013 (5 years 6 months)

Vault49 is an artistic collaboration, a playground, and a creative incubator for innovative design projects. They adapt their approach to each and every brief and bring an open mind to all their projects.

The studio's broad range of talents, attracts clients who want to enjoy the benefits of a highly developed creative relationship but don't want to be tied down to a particular style or look.

Education

The University of Salford

BA Hons, Graphic Design · (2005 - 2007)